Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

The Board proposed to make amendments to the Articles of Association. The Proposed Amendment is subject to the approval of the shareholders of the Company by way of a special resolution at the EGM, and the obtaining of any approval, endorsement or registration (as applicable) from or with the relevant government authorities in the PRC.

A circular containing, inter alia, further details of the Proposed Amendment together with the notice convening the EGM will be despatched to the shareholders of the Company as soon as practicable.

According to the relevant requirements regarding the online voting and separately counting votes of minority shareholders as set out in the Guidance on the Articles of Association of Listed Companies (Zheng Jian Hui Gong Gao [2014] No. 47) issued by China Securities Regulatory Commission, and in order to satisfy the operation and management needs, the board of directors (the "Board") of China Southern Airlines Company Limited (the “Company”) proposed to make amendments (the "Proposed Amendment") to the Articles of Association of the Company (the "Articles of Association").

The details of the Proposed Amendment are as follows:

1.	Article 5

Original:

“Address of the Company: House 203, No. 233 Kaifa Avenue, Guangzhou Economic & Technology Development Zone, Luogang District, Guangzhou, Guangdong Province

Zip code: 510730”

To be amended as:

“Address of the Company: Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Luogang District, Guangzhou

Zip code: 510530”

2.	Article 18

Original:

“The business activities of the Company shall fall within the scope of operation approved by relevant competent authorities.

The scope of business of the Company includes: (I) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (II) 6 undertaking general aviation services; (III) provision of aircraft repair and maintenance services; (IV) acting as agent for other domestic and international airlines; (V) provision of air catering services; (VI) provision of hotel business; (VII) acting as sale agent for aircraft leasing and aviation accident insurance; and (VIII) engaging in other airline or airline-related business, including advertising for such services; (IX) insurance agency business (subject to approval of State Administration of Industry and Commerce) .”

To be amended as:

“The business activities of the Company shall fall within the scope of operation approved by relevant competent authorities.

The scope of business of the Company covers: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services; (6) engaging in other airline or airline-related business, including advertising for such services; (7) insurance agency business (personal accident insurance); (8) provision of airline ground services; (9) aviation training; (10) asset leasing services; (11) project management and technical consultancy services; (12) sales of aviation equipment; (13) travel agency business; (14) reservation agency business; (15) merchandise retail and wholesale; (16) mobile operation agency business; (17) e-commerce business, all subject to approval by company registration authorities.”

3.	Article 80

Original:

“The place for convening the shareholders’ general meeting shall be clearly set out in the notice of meeting. The shareholders’ general meeting shall set meeting venue and be convened by ways of on-site meetings. The Company will provide online transmission for the convenience of shareholders where technologically viable. Shareholders who attend shareholders’ general meetings in the aforesaid manners shall be deemed as present.”

To be amended as:

“The place for convening shareholders’ general meetings shall be clearly set out in the notice of meeting. Shareholders’ general meetings shall be held by way of live meetings in a venue. For the convenience of shareholders, the Company shall provide secure, cost-efficient and accessible online and other channels for participation in shareholders’ general meetings in accordance with applicable laws, administrative regulations and rules of the China Securities Regulatory Commission or the Articles of Association. Shareholders who attend shareholders’ general meetings in the aforesaid manners shall be deemed as present.”

4.	Article 122

Original:

“Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions.

To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including the proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

To adopt a special resolution, votes representing more than two thirds of the voting rights represented by the shareholders (including the proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

Shareholders (including the proxies) who attend the meeting shall expressly state their opinions for every matter to be determined by voting in one of the following options: For, Against, or Abstain. Voters whose ballots are incomplete, incorrectly completed or illegible shall be deemed as giving up their voting rights, thus the voting result in respect of their shares shall be counted as “Abstain”.

When any shareholders (including proxy of any shareholders) shall abstain from voting or be limited to vote in favor of or against any designated resolution according to the relevant rules and regulations (including the listing rules of the relevant Exchange), any votes made by such proxy in contravention of the aforesaid regulation or limitation shall not be counted in the total number of voting shares.”

To be amended as:

“Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions.

To adopt an ordinary resolution, votes representing one half or more of the voting rights represented by the shareholders (including the proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

To adopt a special resolution, votes representing two thirds or more of the voting rights represented by the shareholders (including the proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

Shareholders (including the proxies) who attend the meeting shall expressly state their opinions for every matter to be determined by voting in one of the following manners: For, Against, or Abstain, except for securities depository and clearing institutions which serve as nominal holders of stocks under the Shanghai-Hong Kong Stock Connect and declare the vote of each actual holder concerned. Voters whose ballots are incomplete, incorrectly completed or illegible shall be deemed as giving up their voting rights, thus the voting result in respect of their shares shall be counted as “Abstain”.

When any shareholders (including proxy of any shareholders) shall abstain from voting or be limited to vote in favor of or against any designated resolution according to the relevant rules and regulations (including the listing rules of the relevant exchange), any votes made by such proxy in contravention of the aforesaid regulation or limitation shall not be counted in the total number of voting shares.”

5.	Article 123

Original:

“When voting at the shareholders’ general meeting, shareholders (including the proxies) may exercise their voting rights in accordance with the number of their voting shares and each share shall have one vote.

Shares held by the Company have no voting rights and these shares shall not count in the total number of voting shares represented at the meeting.

The Board of Directors, independent directors and shareholders who meet the relevant requirements may solicit from other shareholders their voting rights.”

To be amended as:

“When voting at the shareholders’ general meeting, shareholders (including the proxies) may exercise their voting rights in accordance with the number of their voting shares and each share shall have one vote. When material issues affecting the interests of minority shareholders are considered at the shareholders’ general meeting, the votes of minority shareholders shall be counted separately. The results of separate vote counting shall be disclosed publicly in a timely manner.

Shares held by the Company have no voting rights and these shares shall not count in the total number of voting shares represented at the meeting.

The Board of Directors, independent directors, and shareholders who meet the relevant requirements may solicit voting rights from other shareholders. Information including the specific voting intention shall be fully disclosed to the shareholders from whom voting rights are being solicited. Consideration or de facto consideration for soliciting shareholders’ voting rights is prohibited. The Company shall not impose any minimum shareholding limitation for soliciting voting rights.”

The Proposed Amendment is subject to the approval of the shareholders of the Company by way of a special resolution at the forthcoming extraordinary general meeting (the "EGM"), and the obtaining of any approval, endorsement or registration (as applicable) from or with the relevant government authorities in the PRC.

A circular containing, inter alia, further details of the Proposed Amendment together with the notice convening the EGM will be despatched to the shareholders of the Company as soon as practicable.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

28 August 2015

As at the date of this announcement, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.